UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011 (Report No. 2)

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first and second paragraphs of the press release attached to this report as Exhibit 99.1 are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-09840, 333-12146, 333-14238, 333-109874, 333-157094 and 333-168722, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1	Press Release: Retalix Acquires MTXEPS, LLC., a Leading Provider of SaaS and On-Premise Electronic Payment Software Solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: July 26, 2011	By:	/s/ Hugo Goldman
Hugo Goldman
Executive Vice President and
Chief Financial Officer